Solar Wind Energy Tower, Inc.

1997 Annapolis Exchange Parkway, Suite 300,

Annapolis, Maryland 21401

August 27, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Solar Wind Energy Tower, Inc. Registration Statement on Form S-1 Filed July 23, 2014 File No. 333-197574

Dear Mr. Regan:

Solar Wind Energy Tower, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 7, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that you currently have 519,523,481 shares outstanding and are registering the resale of 125,000,000 shares underlying convertible notes and warrants. Given the nature and size of the offering please advise us of the legal basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:	We respectfully submit that the offering by the selling stockholder of the shares underlying the Note and Warrants dated June 9, 2014 transaction is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), for the following reasons:

The amount of shares involved. The Company currently has 524,147,555 shares of common stock outstanding, including 410,905,941 shares held by non-affiliates of the Company. We are registering 125,000,000 shares upon conversion of the Note and exercise of the Warrants, representing approximately 23.85% of the Company’s total outstanding common stock, and approximately 30.42% of the Company’s outstanding shares held by non-affiliates. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where up to 33% of a company’s outstanding common stock is registered for resale.

The length of time the selling stockholders have held the securities. The selling stockholder purchased the Note and Warrants on June 9, 2014 and have held the securities continuously since such time. While this is a relatively short time period, based on Compliance and Disclosure Interpretation 612.09, the length of time the securities have been held is only one factor to consider when determining whether a transaction is appropriately characterized as a secondary offering. We respectfully believe that the remaining factors set forth below continue to support our conclusion that the offering is appropriately characterized as a secondary offering.

The circumstances under which the selling stockholders received the securities. The Note and Warrants were acquired in a bona fide private placement transaction negotiated on an arm’s length basis. At the time of the purchase, the material terms of the transaction between the Company and JDF had been disclosed to the public through the filing of a Current Report on Form 8-K.

The selling shareholder paid the full purchase price of the first tranche of the Note on June 9, 2014 pursuant to the terms thereunder and was irrevocably bound to purchase the second tranche of the Note for a fixed purchase price of $330,000, subject to the effectiveness of the Registration Statement. Regarding such conditions, in accordance with the above-referenced guidance, we respectfully note that there are no conditions in the Purchase Agreement relating to the additional closing that are within the investor's control or that the investor can cause not to be satisfied. Moreover, there are no conditions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company. Accordingly, the selling shareholders were at market risk beginning at such time and the transaction was “complete” as that term is used by the Staff in connection with its guidance on PIPE transactions. Furthermore, the transaction lacks any “toxic” features such as price re-set or other similar provisions that have been identified by the Staff as causing concern. The selling stockholders continue to bear the full risk of ownership in the Company through their investment in the shares. Further discussion of the “market risk” analysis is contained in our response to the Staff’s Comment #13.

1

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the company is not itself eligible to register shares on a primary basis using that form. The Company is registering the offering on Form S-1 with its extensive requirements for disclosure.

The relationship of the selling stockholder to the Company. The selling stockholder is not affiliated with the Company or any affiliate of the Company. The terms of the transaction were established by negotiations between the Company and the selling stockholder.

Whether the selling stockholder is in the business of underwriting securities. We understand that neither the selling stockholder is in the business of underwriting securities, nor is it otherwise engaged in the business of buying and selling securities for its own account or effecting transactions in securities for the account of others.

Whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the Company. As described above, the selling stockholder purchased the securities in a bona fide private placement transaction at a premium to the then-market price. All proceeds from the sale of the securities will be retained by the selling stockholder rather than being remitted to the Company. Furthermore, in the Purchase Agreement, the selling stockholder represented that it was purchasing the securities for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities.

Based on the above factors, we believe the facts and circumstances surrounding the completed private offering of Note and Warrants of the Company and subsequent registration of common stock relating to the Note and Warrants pursuant to the Registration Statement meet the criteria the Staff has historically cited in permitting such secondary transaction registrations under Rule 415(a)(1)(i).

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:	We respectfully informed the Staff that we are registering in this prospectus a total of 109,250,000 shares of common stock to be issued upon conversion of the Note. Based on the market price per share on June 9, 2014, which is the date of the sale of the Note, of $0.01820 per share, the total dollar value of the securities underlying the Note that we have registered for resale is $1,988,350. We have revised the prospectus on page 2 under subtitle “Convertible Promissory Notes” to include the above disclosure.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible note.

Response:	We respectfully informed the Staff of our response as follows. Disclosures were added to page 3 of the prospectus under subtitle “Convertible Promissory Notes”.
2

Following is tabular disclosure of the dollar amount of each payment in connection with the Purchase Agreement that we have made or may be required to make to any selling shareholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

Dollar
Amount
Of Required
Payment (s)
Interest payment (1)	$80,000
Liquidated damages (2)	$33,300
Total	$113,300

(1) Interest of 10% per annum due 12 months from the date of principal mount advanced. Including $50,000 interest from the first tranche of the Note in the principal of $500,000, and $30,000 interest from the second tranche of the Note in the principal of $300,000.
(2) Possible liquidated damages equal to 2% per month, not to exceed a total of 6% of purchase price of $555,000 which has been paid by JDF.

We received net proceeds of $500,000 from the sale of the first tranche of the Note of $555,000 which also includes $50,000 prepaid interest and $5,000 expenses incurred by JDF. If the second tranche of $330,000 is funded, we should be receiving net proceeds of $300,000. The rest is $30,000 prepaid interest. At maturity, which is 12 months from the date of the principal amount advanced, the total possible payments to JDF shall be $500,000 for the first tranche, and $300,000 for the second tranche. Such amounts are principal only as the 10% interest has been prepaid when funding the Note.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling stockholders]:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
-	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholder may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

3

Response:	We respectfully informed the Staff of our response as follows. The Conversion price per share is not set at a fixed price. We use the market price on the date of the sale of the Note for calculation. Disclosures were added to page 3 of the prospectus under subtitle “Convertible Promissory Notes”.

Below is tabular disclosure of total possible shares to be issued and total possible profits JDF could make upon conversion of the Note, based on the market price per share on June 9, 2014, which is the date of the sale of the Note, of $0.01820 per share:

			Market price	Conversion	Shares	Market	Total
			of our	Price at	Issuable	Price	Discount
Principal	Date		Common	Conversion	Upon	of Issuable	to Market
Amount	of Sale		Stock (1)	Date (2)	Conversion	Shares	Price
$885,000	6	/9/2014	$0.01820	$0.01020	86,764,706	$1,579,118	$694,118

(1) Market price of our common stock at the date of sale of the Note.
(2) At a 42% discount to the lowest closing of the common stock for 15 trading dates immediately prior to conversion.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:	We respectfully informed the Staff of our response as follows. There are no other underlying securities held by JDF other than the Warrants issued in connection with the Purchase Agreement and Note dated June 9, 2014. The exercise prices of the Warrants are set at fixed prices. Disclosures were added to page 4 of the prospectus under subtitle “Warrants”.

4

Below is tabular disclosure of total possible shares to be issued and total possible purchase price JDF may make upon exercise of the Warrants:

	Common
	Shares		Total	Total	Market
	Underlying	Exercise	Possible	Possible	Price at	Discount
Warrants	Warrant (1)	Price (1)	Shares (1)	Purchase Price	Grant date	to Market
First Warrant	7,000,000	$0.05	7,000,000	$350,000	$0.01820	–
Second Warrant	8,750,000	0.04	8,750,000	350,000	0.01820	–

(1) The exercise price and number of shares of the Company’s common stock issuable under the Warrants are subject to adjustments for stock dividends, splits, combinations, subsequent rights offerings, pro rata distributions and any issuance of securities below the exercise price of the Warrants. The Warrants contain anti-dilutive (reset) provisions such that if we issue or obligate to issue shares of common stock or common stock equivalent with an effective price per share less than the exercise price, we are required to reduce the exercise price of these warrants and increase the number of issuable shares such that the product of the reduced exercise price and the number of shares issuable equals the initial aggregate exercise amount.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:	We respectfully informed the Staff of our response as follows. Disclosures were added to page 3 of the prospectus under subtitle “Warrants”.

We include herein tabular disclosure of: (i) the gross proceeds paid or payable to the Company in the convertible note transaction; (ii) all payments that have been made or that may be required to be made by the Company; (iii) the resulting net proceeds to the Company; and (iv) the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Notes and Warrants of the issuer that are held by JDF or any of its affiliates.

	(i)	(ii)	(iii)	(iv)
	Gross Proceeds Paid or Payable to the Company	All Payments Made or to be Made by the Company (1)	Net Proceeds to the Company	Total Possible Profit to JDF or its affiliates (2)	Percentage (3)
Note	$885,000	$113,300	$800,000	$807,418	100.93%
First Warrant	350,000	–	350,000	–	–
Second Warrant	350,000	–	350,000	–	–
Total	$1,585,000	$113,300	$1,500,000	$807,418	53.83%

(1) Including 10% interest payment to the Note of $80,000 and maximum 6% liquidated damages of $33,300.

(2) Including $80,000 interest payment, $33,300 maximum liquidated damages and $694,118 total market discount of the Note based on the market price per share on June 9, 2014, which is the date of the sale of the Note, of $0.01820 per share.

(3) Calculated by using column (iv) the total amount of all possible payments made to be made by the Company and the total possible discount to the market price of the shares underlying the Notes divided by column (iii) the net proceeds to the Company from the sale of the Notes and Warrants.

5

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:	We respectfully informed the Staff of our response as follows. Disclosures were added to page 3 of the prospectus under subtitle “October 2013 Convertible Note Transaction”.

The following is the tabular disclosure of the above securities transaction with JDF, with the table including the following information for such transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

6

Date	Convertible Promissory Note	Common Shares Outstanding Prior to Transaction	Common Shares held By Non-Affiliates Prior to Transaction	Common Shares Issued For Transaction	Percentage of shares Issued	Market Price of Common Stock Prior to Transaction	Current Market Price of Common Stock (1)

11/1/2013	$57,500	333,474,469	188,252,855	19,071,311	10.13%	$0.0271	$0.0241

(1) Market price of the Company’s common stock on August 8, 2014

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:	We respectfully informed the Staff of our response as follows. There were a total of 372,821,474 shares outstanding prior to the convertible note transaction with JDF that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders. We did not file registration statement in the past to register the shares held by JDF or its affiliates. Therefore sub-comments (2) to (4) is not applicable to the Company. We are registering a total of 125,000,000 shares on behalf of JDF in this prospectus. Please See Calculation of Registration Fee table. Disclosure were added to page 2 of the prospectus under subtitle “June 2014 Convertible Note Transaction”.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and
-	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:	We respectfully informed the Staff of our response as follows. Disclosure were added to page 2 of the prospectus under subtitle “June 2014 Convertible Note Transaction.”

We intend to repay the Note by the due date through additional equity and/or debt financing. There is no assurance we will be able to obtain additional financings or obtain financings on the terms acceptable to us. If we cannot obtain additional financings, we are looking to repay to Note by converting into common stock of the Company, at the option of JDF.

JDF confirmed to us that it does not have an existing short position in the Company’s stock.

7

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:	We respectfully informed the Staff of our response as follows. The Company has one other financing transaction with JDF or its affiliate in the past three years. Disclosures were added to page 4 of the prospectus under subtitle “October 2013 Convertible Note Transaction”.

October 2013 Convertible Note Transaction

The Company has one other financing transaction with JDF or its affiliate, prior to the above convertible note transaction. On November 1, 2013, the Company issued an unsecured convertible promissory note dated October 30, 2013 to JDF in the principal amount of $57,500, which includes the aggregate principal sum of $50,000, $2,500 in expenses incurred by JDF and 10% prepaid interest per annum over 12 months. The total net proceeds the Company received from this note was $50,000 with an original issue discount of $5,000 and due November 1, 2014. The Note was convertible into common stock, at JDF’s option, at a 42% discount to the average of the lowest closing price of the common stock during the 10 trading day period prior to conversion or the closing price at conversion. The note was converted into 19,071,311 shares of common stock of the Company on May 1, 2014 at a conversion price of $0.003015 per share.

Copies of the purchase agreement and convertible note regarding the October 2013 Convertible Note Transaction are being filed as Exhibits 10.18 and 4.13 to this prospectus.

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:	We respectfully informed the Staff of our response as follows. Disclosures were added to page 2 under subtitle “The Offering”.

The number of shares of our common stock included in the registration statement of which this prospectus is a part was determined in part to be consistent with Rule 415 of the Securities Act of 1933. Based upon published and interpretative positions expressed by the staff of the Securities and Exchange Commission this rule limits the number of shares we can include in a resale registration statement such as the one of which this prospectus is a part to no more than approximately 33% of our outstanding "public float" or the shares of our common stock held by non-affiliates. Based upon this limitation and the wishes of the selling security holder we have registered approximately 30% of our total outstanding shares held by non-affiliates to be issued upon the conversion of the Note and Warrants.

The number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

8

12.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:	We respectfully informed the Staff of our response as follows. We have disclosed on page 16 that John Fierro has the sole voting and dispositive power over the shares owned by JDF Capital Inc.

Convertible Promissory Notes, page 2

13.	It appears from your disclosure in this section and in your Form 8-K filed June 13, 2014 that the second tranche of the convertible promissory note for the balance of $330,000 has not yet closed, and may not close for up to 15 business days after effectiveness. Please provide your analysis showing how you determined that you may register the offering of equity securities in a “PIPE” transaction under these circumstances. Refer to Securities Act Sections Compliance and Disclosure Interpretations 134.01 and 139.11 in your response.

Response:	We are respectfully responding to the Staff's comment as follows: Question 139.11 of the Compliance and Disclosure Interpretations: Securities Act Sections, dated May 16, 2013 (the “C&DIs") provides, in pertinent part, as follows:

"In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. WHEN A COMPANY ATTEMPTS TO REGISTER FOR RESALE SHARES OF COMMON STOCK UNDERLYING UNISSUED, CONVERTIBLE SECURITIES, THE PIPE ANALYSIS APPLIES TO THE CONVERTIBLE SECURITY, NOT TO THE UNDERLYING COMMON STOCK. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]" (emphasis added)

We respectfully submit that the transactions contemplated by the Securities Purchase Agreement, dated as of June 3, 2014 (the "Purchase Agreement"), and the related transaction documents fully comply with the above Staff guidance.

The transactions contemplated by the Purchase Agreement were completed as of June 9, 2014, because the investor was at market risk as of that date, which preceded the July 23, 2014 date of filing of the Company's resale registration statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). As of June 9, 2014, pursuant to the Purchase Agreement, the investor had completed the purchase of the first tranche of the Note for a fixed purchase price of $555,000 and was irrevocably bound to purchase the second tranche of the Note for a fixed purchase price of $330,000, subject to the effectiveness of the Registration Statement. Regarding such conditions, in accordance with the above-referenced guidance, we respectfully note that there are no conditions in the Purchase Agreement relating to the additional closing that are within the investor's control or that the investor can cause not to be satisfied. Moreover, there are no conditions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company. Accordingly, in accordance with the above-referenced guidance, the investor was irrevocably bound to purchase a set number of securities (i.e., the Note) for a set purchase price (i.e., $55,000 for the first tranche of the Note and $330,000 for the second tranche of the Note) that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date. As a result, the investor was at market risk as of June 9, 2014, the date the Purchase Agreement was executed, which was well in advance of the July 23, 2014 date of filing of the Registration Statement with the Commission.

We respectfully note that, as expressly stated in the above highlighted portion of Question 139.11 the C&DIs, this PIPE analysis APPLIES TO THE CONVERTIBLE SECURITIES (i.e., the Note), AND NOT TO THE UNDERLYING COMMON STOCK. Accordingly, it is not relevant to the PIPE analysis that the Note is convertible at variable conversion prices and that the number of shares of the Company's common stock issuable upon conversion thereof is not fixed. What matters is only that the investor be irrevocably bound to purchase the Note at a fixed price that is not based on market price or fluctuating ratio. This requirement is clearly satisfied under the terms of the Purchase Agreement, because the investor purchased the first tranche of the Note at a fixed price of $555,000 on June 9, 2014 and is irrevocably bound to purchase the second tranche of the Note at a fixed price of $330,000 15 within business days after effectiveness of the Registration Statement.

9

Moreover, since the Additional Closing Date would occur on or prior to the 15th business days after effectiveness of the Registration Statement, we respectfully believe that the requirement, as stated in the above-referenced guidance, that the closing of the private placement of the unissued securities occur within a short time after the effectiveness of the Registration Statement is also satisfied under the terms of the Purchase Agreement.

For all of the foregoing reasons, we respectfully submit that the transactions contemplated by the Purchase Agreement and the related transaction documents fully comply with the above-referenced Staff guidance and, therefore, the offering of the shares of the Company's common stock underlying the Note is a valid secondary offering.

Description of Business, page 14

14.	We note the plan of operations described on page 31 of your registration statement on Form S-1 file no. 333-190466. Please revise your prospectus to provide an updated description of your plan of operations.

Response:	We respectfully informed the Staff of our response as follows. We have added updated description of our plan of operations on page 28 in the prospectus.

We hope that the foregoing addresses all of the Staff's comments contained in its letter dated August 7, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (410) 972-4713.

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W. Pickett

Ronald W. Pickett

Chief Executive Officer

10

ACKNOWLEDGEMENT

In connection with Solar Wind Energy Tower, Inc.’s (the “COMPANY”) letter dated August 27, 2014 addressed to the Securities Exchange Commission, we acknowledge the following:

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W.  Pickett

Ronald W.  Pickett

Chief Executive Officer